August 19, 2005
Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Christine Davis	Veramark Technologies, Inc. 3750 Monroe Ave Pittsford, NY 14534
RE:	Veramark Technologies, Inc Form 10-K for the period ending December 31, 2004, filed March 28, 2005 File No. 001-13898 Comment Letter #2, Dated August 4, 2005
Dear Ms. Davis:
The following are the responses of Veramark Technologies, Inc. to the comment letter issued by the SEC on August 4, 2005. If you require any additional information or clarification, please do not hesitate to contact me at 585-383-6807. Thank you.
Sincerely,
/s/ Ronald C. Lundy
Ronald C. Lundy
Treasurer, Chief Accounting Officer
Below we have addressed your specific comments. However, it may be helpful to clarify our use of the term installation as that term seems to be a recurring element in several of your comments. Veramark uses the term installation in a very narrow scope which fits directly into the process described in SOP 97-02, paragraph 71, bullet 4. Our installation services consist of loading the software, loading of databases, minor data conversion, setting up user preferences within the application, and running test data immediately following the software load. These services do not entail changes or modifications to the software code. Further, we consider planning, implementation, and training to be separate elements from installation, and as such, these are listed and broken out independently on every arrangement. We believe that with this understanding of how we define the term installation, you may be able to better understand our responses below.

Questions 1 and 2
To ensure revenue from software is not recognized prematurely, every installation that Veramark performs requires the customer to sign off on a “Statement of Work”, SOW. A text version of which is appended to the end of this response. This SOW contains a field indicating whether the software is considered in production (running). Only after this document has been signed by the customer, do we recognize revenue from the software and related installation services. The customer is not expected to sign the form until installation is complete and the software is functioning.
Distributor contracts have specific text addressing their acceptance provisions. For distributors, acceptance is defined as occurring upon delivery. This applies primarily to our eCAS product line. Our contracts for direct sales and VeraSMART do not contain specific acceptance provisions. In these cases, acceptance is implied when the customer signs off on the aforementioned SOW.
You have asked for an explanation as to why our proposed policy differs from the current policy; they do not. We have been following the same procedure of requiring written customer sign off, for years. Revenue continues to be recognized “as the services are performed”, however, in response to your original comment letter, we decided to update our disclosure wording to add clarification that is more in line with current accounting literature, specifically indicating that there is written customer acknowledgement involved in the recognition process. It is the same policy, just an updated disclosure.
Please bear in mind, our software products are considered off the shelf. The overwhelming majority of our installations take place in a single day, and only occasionally require a second day of installation services. We do not get into long drawn out installations that take weeks or months to complete.
Question 3
The 18% for first year “free” PCS does not include the 5% increase that is charged in the second year. For example, if the published price (that is the end-user price) of a bundled system is $10,000, year 1 PCS would be calculated as 18%, or $1,800, regardless of the actual purchase price. If the customer chooses to renew their PCS for year 2, the price to the customer is $1,890, a 5% increase.
This represents the fair value of the PCS in year 1 because if the PCS and software were listed separately on an arrangement, the first year PCS would be $1,800 (18% of the published total price). For marketing and sales reasons, we now bundle the two together in the offer, but the underlying arrangement is still the same as it has always been. We feel that deferring 18.9% (18% x 1.05) in the first year would not accurately reflect the underlying historical arrangement.

Question 4
Our services are not essential to the functionality of the software, other than the fact that like any software product, it must be installed/loaded in order to function. Once installed, the system is functional. I refer you to our opening paragraph detailing what our installation services entail.
SAB 104 (3)(c) question 3 provides additional guidance for our decision to defer recognition of the license revenue until installation is complete. Even though we can assign a specific fair value to the installation component and thus separate it from the license, it is highly unlikely that a user would contract said installation services from another provider. For this reason, we feel that in the case of a multi-deliverable arrangement directly with the end user that includes both software and installation, the installation services could be considered essential to the functionality, therefore we defer recognition of the two elements until installation is complete.
Question 5
We did not consciously consider AICPA Practice Aid 5100.39 in our decision. This guide seems to focus primarily on multiple contract arrangements. The short term and simplistic nature of our product makes it easy to accurately estimate the requirements of each project up front in the quotation process, and it is rare that a project will entail the use of additional contracts. The most common case where a user may generate a second related contract is for additional training above and beyond what was originally scoped. In this case, as training is not at all essential to the functionality of the original contract, it is treated separately.
You are correct in that we did not specifically address disclosure of multiple-element arrangements in our proposed disclosure. We propose to add the following to our disclosure notes.
“Sales which constitute a multiple-element arrangement are accounted for by determining if the elements can be accounted for as separate accounting units, and if so, by applying values to those units for which there is vendor specific objective evidence of their fair value. We use the residual method to apply any remaining balance to the remaining elements of the arrangement. More specifically, this methodology applies when there is embedded maintenance (postcontract customer support) involved in the sale of a software license, or when the sale of a software license is made in conjunction with installation services. In the latter case, the recognition of the software license is deferred until installation is completed.”

Question 6
Historically, we have considered the upfront data storage hardware and set up fees to be immaterial as compared to the monthly service fees, and have recognized the revenue as these set up costs were incurred. For the entire period encompassing 2003, 2004 and YTD June 30, 2005, revenues from these up front items was $55,780, representing less than two tenths of one percent of total revenues during the period. Our hosted services solution is a small fraction of our total revenues, representing only 3.7% of total revenues for the same period.
However, after reading the associated literature, specifically SAB 101 Topic 13 (A)(3) Question 6, we agree that the set up fees and up front hardware fees should instead be recognized over the life of the contract. Going forward, we will do so with all new contracts for hosted services.

VERAMARK	Statement of Work Installation

Customer Name:

City/State

Primary contact on Site:

Serial Number:

Definition of the Task: Installation

     This stage involves:
☐	VeraSMART software installation

☐	Configuring remote sites available at the time of installation

☐	Loading and configuring prepared organizational database files

☐	Loading and configuring customized database conversion files

☐	Loading custom rates

☐	Loading custom front end interfaces

☐	Review and set up of bill periods with SMART Allocation

☐	Review and set up Archives and System Alerts per completed worksheets

☐	Review and set up Global Settings per completed worksheets

☐	Other:
Completion

Dates on Site:

VeraSMART In production: (Y/N)	Date

total days on Site:

Signatures

	VERAMARK		CUSTOMER
Signature:		Signature:

Printed Name:		Printed Name:

Date:		Date:

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